UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Reports in Certain Media

Tokyo, October 29, 2012 — On October 27, 2012 certain media carried reports about the business results of Mitsubishi UFJ Financial Group, Inc. (MUFG). However, our results have not yet been finalized and these reports are not based on any announcement by MUFG.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651